EXHIBIT 2

OI S.A.

Corporate Taxpayer’s Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly Held Company

MINUTES OF THE 93RD MEETING OF THE BOARD OF DIRECTORS, HELD ON

OCTOBER 8, 2015

I. DATE, TIME AND PLACE: on October 8, 2015, at 11:30 a.m., the meeting taking place through conference call, pursuant to article 29, paragraph 4, of the Company’s By-Laws. II. CALL NOTICE: By individual messages sent to the Board Members. III. QUORUM AND ATTENDANCE: All of the Board Members were present and signed below. Also present and representing the company were Bayard De Paoli Gontijo, Marco Norci Schroeder, Marcelo Augusto Salgado Ferreira and Maria Gabriela Campos da Silva Menezes Côrtes. IV. BOARD: Chairman: José Mauro M. Carneiro da Cunha, Secretary: José Augusto da Gama Figueira. V. AGENDA: Voluntary Conversion of Preferred Shares into Common Shares (“Voluntary Conversion”) – result and submission to the General Meeting. VI. DELIBERATIONS: In regards to the sole item on the agenda, the Company’s representatives presented to the Board of Directors the final count of tendered shares by preferred shareholders’ and holders of American Depositary Shares representing preferred shares (“Preferred ADSs”), during the Voluntary Conversion, registered with the BM&FBovespa, Banco do Brasil and, with respect to the ADS exchange, The Bank of New York Mellon, the depositary institution of the ADSs. Overall, holders of 66.84% of all preferred shares and Preferred ADSs manifested their intention to convert their shares, equaling more than 2/3 (two thirds) of all outstanding preferred shares (excluding treasury shares), equivalent to 313,444,094 preferred shares issued by the Company, and fulfilling the condition for the Voluntary Conversion. The members of the Board of Directors have unanimously approved: (i) the conversion of preferred shares in accordance with the conversion requests registered with the BM&FBovespa and Banco do Brasil, at the approved conversion rate of 0.9211 common shares per preferred share, and that fractions of shares resulting from the Voluntary Conversion will be joined to create whole shares and auctioned by BM&FBovespa, and the net proceeds of such sale (after deducting applicable fees and expenses, including sales commissions) will be used to compensate the respective holders of the share fractions proportionally to the share fractions held, and (ii) the acceptance for exchange the tendered Preferred ADS. Finally, having verified a minimum participation of 2/3 of outstanding preferred shares (excluding treasury shares), the members of the Board of Directors unanimously approved to call the shareholders to an Extraordinary General Meeting to ratify the amendment to the composition of the Company’s capital stock, which, due to the Voluntary Conversion, will be composed of 668,033,661 (six hundred sixty eight million, thirty three thousand, six hundred sixty one) common shares and 157,727,241 (one hundred fifty seven million, seven hundred twenty seven thousand, two hundred forty one) preferred shares, each nominal and without par value, subsequently amending the heading of article 5 of the Company’s By-Laws, which shall read as follows: “Article 5 – The subscribed capital stock, totally paid in, is R$21,438,374,154.00 (twenty one billion, four hundred thirty eight million, three hundred and seventy four thousand, one hundred and fifty four Brazilian reais), represented by 825,760,902 (eight hundred twenty five million, seven hundred sixty thousand, nine hundred and two) shares, of which 668,033,661 (six hundred sixty eight million, thirty three thousand, six hundred sixty one) are common shares and 157,727,241 (one hundred fifty seven million, seven hundred twenty seven thousand, two hundred forty one) are preferred shares, all registered shares, with no par value.” In connection with the matters discussed above, the members of the Board of Directors authorized Oi’s management to carry out all the actions required to complete the matters deliberated on. VII. CLOSING: The resignation of the alternate member Mr. Cristiano Yasbek Pereira by way of a letter dated October 1, 2015 has been hereby recorded at the request of the Chairman of the Board of Directors. The relevant material to deliberate the matter was previously sent to the Board Members and is part of these minutes, as filed at the Company’s office. Nothing further to discuss, the Chairman adjourned the meeting, which was drawn up in these minutes, which were read, approved and signed by all the present Board of Directors members and the Secretary.

Rio de Janeiro, October 8, 2015.

José Augusto da Gama Figueira

Secretary

Members of the Board of Directors:

José Mauro M. Carneiro da Cunha (Chairman)

Sergio Franklin Quintella

Luiz Antonio do Souto Gonçalves

Ricardo Malavazi Martins

Thomas Reichenheim

Rafael Luís Mora Funes

Francisco Ravara

Luís Maria Viana Palha da Silva Cary

André Navarro

Marten Pieters

Robin Bienenstock

Oi S.A.

Minutes of the 93rd Meeting of the Board of Directors

Held on October 8, 2015